September 24, 2024

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	William Demarest Jennifer Monick Catherine De Lorenzo Pam Long

Re:	Artius II Acquisition Inc. Draft Registration Statement on Form S-1 Submitted August 20, 2024 CIK No.: 0002034334

Ladies and Gentlemen:

Artius II Acquisition Inc. (the “Company,” “we” or “our”) has confidentially filed today an amendment to the above Draft Registration Statement on Form S-1 (the “Revised Draft Registration Statement”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 16, 2024 with respect to the Draft Registration Statement on Form S-1 confidentially submitted on August 20, 2024.

The Revised Draft Registration Statement being confidentially submitted today (along with this confidential response letter) reflects the changes made in response to the Staff’s comments as well as other updates.  We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Revised Draft Registration Statement. Unless otherwise indicated, page number references below refer to the Revised Draft Registration Statement.

Revised Draft Registration Statement on Form S-1

Cover Page

1.
We note your disclosure here and elsewhere that you “may” seek shareholder approval to extend the time period in which to consummate the business combination. Please revise the cover page and elsewhere as appropriate to clarify whether you may seek to extend the time period without shareholder approval. Please also disclose whether there is any limitation on the duration of the extension, the number of possible extensions, and whether there are any conditions to an extension, such as additional payments to the trust. Please revise the summary accordingly as required by 1602(b)(4). Please also revise your cover page disclosure to describe when you will liquidate and distribute funds held in the trust if you fail to complete a business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 7, 26, 93, 113 and 151.

2.
When discussing the amount of compensation received or to be received, and securities issued or to be issued, as required by Item 1602(a)(3) of Regulation S-K, please include the price paid for the securities issued as well as all other compensation paid or to be paid to the sponsor, its affiliates, and promoters. Please also discuss the anti-dilution provisions that may increase the number of shares to be issuable upon conversion of founder shares and the possible conversion of up to $1.5 million of loans from your sponsor or its affiliates into private placement shares, as described on page 24. Please include cross- references on the cover page to all related disclosures. This comment also applies to disclosure in the prospectus summary and elsewhere, as required by Items 1602(b)(6) and 1603(a)(6).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 11 and 109.

Summary, page 1

3.
We note your risk factor discussion of the possibility of additional financing including a possible PIPE transaction, as well as disclosures on pages 32 and 113 that you may raise funds through the issuance of shares or equity-linked securities, the use of forward purchase agreements or backstops arrangements, loans, advances or other indebtedness issued to a bank, other lenders or to the owners of the target, or a combination of the foregoing. Please revise the summary to include a comprehensive discussion regarding your plans to seek additional financing and describe the impact of any additional financing on public shareholders. See Item 1602(b)(5) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 9.

Acquisition Process, page 6

4.
Please revise your summary to address how competition among other SPACs in pursuing target companies may impact your ability to identify and evaluate a target company and complete a business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 113.

Initial Business Combination, page 7

5.
We note disclosure on page 9 and elsewhere that you do not believe that conflicts of interest relating to the interest of your sponsor, officers and directors in other SPACs, businesses or investments would materially affect your ability to complete a business combination transaction. Please disclose the reason for this belief.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 40, 78, 115 and 144.

Sponsor Information, page 9

6.
Please revise the compensation and securities tables on pages 9 and 105 to include the disclosures required by Item 1602(b)(6) of Regulation S-K for all compensation received or to be received by and securities issued or to be issued to your sponsor, its affiliates and promoters. For example, please revise the table to reflect the payment that such parties may receive of any consulting, success, finder’s or other fees, or salaries, as described on page 35, and any other items you view as compensation. Also revise to include shares that may be issued upon conversion of loans from the sponsor, its affiliates and promoters, the anti-dilution adjustment of the founder shares and potential surrenders and forfeitures of founder shares. In this regard, we note disclosure elsewhere in the filing regarding possible forfeiture of founder shares as a result of the over-allotment option not being exercised and upon distribution of the distributable shares underlying contingent rights. Please also address the extent to which any such compensation and securities issuance may result in a material dilution of shareholders’ equity interests. Please also include the nature and amount of all reimbursements to be paid to the sponsor, its affiliates and any promoters. See Item 1602(b)(6) and Item 1603(a)(6) of Regulation S-K for guidance.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 108.

7.
Please revise the table on pages 10 and 106 showing restrictions on transfer of the founder shares and private placement units to describe the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 111.

Risk Factors

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination, page 44

8.
We note your discussion on pages 53-55 of the risk that you may be deemed to be an investment company and that the longer the funds in the trust are held in U.S. Treasury bonds and money market accounts, the greater the risk you may be deemed to be an investment company. Please revise your disclosure to clarify that notwithstanding the duration of your investment of the proceeds of the offering in certain investment instruments, the SPAC could be deemed to be an investment company at any stage of its operation.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 59.

Risk Factors

Risks Relating to our Securities

The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution..., page 77

9.
We note your disclosure of $7.57 for initial implied value per public share and $9.53 for implied value per share upon consummation of initial business combination. Please revise these amounts for accuracy or tell us how you derived these amounts.

Response:

In response to the Staff's comment, the Company has revised the amounts on page 81.

Dilution, page 92

10.
We note your disclosure in the second paragraph on page 92 states that “(iv) no value is attributed to the rights” and “[t]he assumed automatic conversion of the rights would cause the actual dilution to the public shareholders to be higher.” These statements appear to indicate that the dilution does not reflect the rights entitling the holder thereof to receive one twenty-fifth (1/25) of one Class A ordinary share upon the consummation of an initial business combination. However, we refer you to the table on page 94, which appears to include 1,000,000 or 1,150,000 shares underlying public rights and 8,000 shared underlying private placement rights. Please revise your narrative disclosure on page 92 to address this apparent inconsistency, or tell us how the narrative disclosure is consistent with your dilution calculation.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95.

Executive Officer and Director Compensation, page 134

11.
We note disclosure on page 9 that your independent directors will receive indirect interests in founder shares through membership interests in the sponsor for their services as directors. Please discuss these interests in this section. Please also clarify whether the sponsor membership interests that the independent directors receive will also give them an indirect interest in the private placement units. See Item 402(r)(3) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 108.

Report of Independent Registered Public Accounting Firm, page F-2

12.	Please obtain and file a signed audit report from your independent registered public accounting firm.

Response:

The Company acknowledges the Staff’s comment and confirms that the signed audit report has been included on page F-2.

Notes to Financial Statements

Note 8 - Subsequent Events, page F-15

13.	Please revise to populate the date through which you have evaluated subsequent events.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-15.

* * * *

We hope that the Company’s response above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact David I. Gottlieb at Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2230 or dgottlieb@cgsh.com.

Very truly yours,

/s/ David I. Gottlieb
David I. Gottlieb
Partner

cc:	Boon Sim Chief Executive Officer, Artius II Acquisition Inc.